Exhibit 99.1

712 Fifth Avenue, L.P.

(A New York Limited Partnership)

Financial Statements as of December 31, 2015 and 2014 (unaudited) and for the year ended December 31, 2015 and for the period from November 24, 2014 through December 31, 2014 (unaudited), and Independent Auditors’ Report

712 FIFTH AVENUE, L.P.

(A NEW YORK LIMITED PARTNERSHIP)

TABLE OF CONTENTS

Page Number
Independent Auditors’ Report	1
Balance Sheets as of December 31, 2015 and December 31, 2014 (unaudited)	2
Statements of Operations for the year ended December 31, 2015 and for the period from November 24, 2014 to December 31, 2014 (unaudited)	3
Statements of Changes in Partners’ Deficit for the year ended December 31, 2015 and for the period from
November 24, 2014 to December 31, 2014 (unaudited)	4
Statements of Cash Flows for the year ended December 31, 2015 and for the period from November 24, 2014
to December 31, 2014 (unaudited)	5
Notes to Financial Statements	6

Exhibit 99.1

INDEPENDENT AUDITORS’ REPORT

To the Partners of

712 Fifth Avenue, L.P.:

We have audited the accompanying financial statements of 712 Fifth Avenue, L.P. (the “Partnership”), which comprise the balance sheet as of December 31, 2015, and the related statements of operations, changes in partners’ deficit, and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of the Partnership as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in accordance with U.S. generally accepted accounting principles.

Other Matter

The accompanying balance sheet of the Partnership as of December 31, 2014 and the related statements of operations, partners’ deficit and cash flows for the period from November 24, 2014 to December 31, 2014 were not audited, reviewed, or compiled by us and accordingly, we do not express an opinion or any other form of assurance on them.

/s/ Deloitte & Touche LLP

February 25, 2016

712 FIFTH AVENUE, L.P.

(A NEW YORK LIMITED PARTNERSHIP)

BALANCE SHEETS

(Amounts in thousands)		December 31, 2014
	December 31, 2015	(unaudited)
ASSETS
Rental property, at cost
Land	$68,163	$68,163
Buildings and improvements	257,685	258,065
	325,848	326,228
Accumulated depreciation and amortization	(111,709)	(104,401)
Rental property, net	214,139	221,827
Cash and cash equivalents	17,341	9,612
Restricted cash	323	12,367
Deferred rent receivable	12,479	13,300
Accounts and other receivables	1,179	345
Deferred charges, net of accumulated amortization of $10,695 and $10,036
in 2015 and 2014 (unaudited), respectively	10,622	10,119
Other assets	311	383
Total assets	$256,394	$267,953

LIABILITIES AND PARTNERS' DEFICIT
Mortgage note payable	$225,000	$225,000
Credit facility payable	21,500	21,500
Obligation under capital lease	-	12,110
Accounts payable and accrued expenses	5,324	3,691
Interest rate swap liabilities	9,145	13,369
Other liabilities	531	1,151
Total liabilities	261,500	276,821

Partners' deficit	(5,106)	(8,868)
Total liabilities and partners' deficit	$256,394	$267,953

See notes to financial statements

712 FIFTH AVENUE, L.P.

(A NEW YORK LIMITED PARTNERSHIP)

STATEMENTS OF OPERATIONS

		Period from
		November 24, 2014
(Amounts in thousands)	Year Ended	to December 31, 2014
	December 31, 2015	(Unaudited)
REVENUES:
Rental income	$49,382	$5,118
Tenant reimbursement income	4,758	607
Other income	1,235	232
Total revenues	55,375	5,957
EXPENSES:
Operating	22,957	2,586
Depreciation and amortization	11,764	1,209
General and administrative	-	32
Total expenses	34,721	3,827
Operating income	20,654	2,130
Unrealized gains on interest rate swaps	4,224	1,285
Interest and debt expense	(11,410)	(1,538)
Net income	$13,468	$1,877

See notes to financial statements.

712 FIFTH AVENUE, L.P.

(A NEW YORK LIMITED PARTNERSHIP)

STATEMENTS OF CHANGES IN PARTNERS’ DEFICIT

	General Partners		Limited Partners
(Amounts in thousands)	712 Fifth Avenue G.P., LLC	WvF, Inc.	Milton 712, LLC	Paramount Group Operating Partnership, L.P.	WvF, L.P.	Total Partners' Deficit

Balance as of November 24, 2014 (Unaudited)	$(97)	$(97)	$(3,574)	$(1,191)	$(4,766)	$(9,725)
Net income	19	19	690	230	919	1,877
Distributions	(10)	(10)	(375)	(125)	(500)	(1,020)
Balance as of December 31, 2014 (Unaudited)	(88)	(88)	(3,259)	(1,086)	(4,347)	(8,868)
Net income	135	135	4,949	1,650	6,599	13,468
Distributions	(97)	(97)	(3,567)	(1,190)	(4,755)	(9,706)
Balance as of December 31, 2015	$(50)	$(50)	$(1,877)	$(626)	$(2,503)	$(5,106)

Partnership interests as of December 31, 2014	1.00%	1.00%	36.75%	12.25%	49.00%	100.00%

Partnership interests as of December 31, 2015	1.00%	1.00%	36.75%	12.25%	49.00%	100.00%

See notes to financial statements.

712 FIFTH AVENUE, L.P.

(A NEW YORK LIMITED PARTNERSHIP)

STATEMENTS OF CASH FLOWS

		Period from
		November 24, 2014
(Amounts in thousands)	Year Ended	to December 31, 2014
	December 31, 2015	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$13,468	$1,877
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,764	1,209
Unrealized gain on interest rate swaps	(4,224)	(1,285)
Straight-lining of rental income	821	(14)
Amortization of deferred financing costs	408	42
Changes in operating assets and liabilities:
Accounts and other receivables	(834)	(554)
Deferred charges	(2,576)	(227)
Other assets	72	1,301
Accounts payable and accrued expenses	1,507	(1,530)
Other liabilities	(620)	(15)
Net cash provided by operating activities	19,786	804

CASH FLOWS FROM INVESTING ACTIVITIES:
Changes in restricted cash	12,044	(12,044)
Acquisitions of and additions to rental property	(2,285)	(523)
Net cash provided by (used in) investing activities	9,759	(12,567)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments under capital lease obligation	(12,110)	(108)
Distributions to the partners	(9,706)	(1,020)
Proceeds from credit facility	-	12,500
Net cash (used in) provided by financing activities	(21,816)	11,372

Net increase (decrease) in cash and cash equivalents	7,729	(391)
Cash and cash equivalents at beginning of period	9,612	10,003
Cash and cash equivalents at end of period	$17,341	$9,612

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash payments for interest	$11,045	$3,388

NON-CASH TRANSACTIONS:
Additions to real estate included in accounts payable and accrued expenses	$1,593	$1,467
Write-off of fully amortized and/or depreciated assets	$2,791	$481

See notes to financial statements.

712 FIFTH AVENUE, L.P.

(A NEW YORK LIMITED PARTNERSHIP)

NOTES TO FINANCIAL STATEMENTS

1.Organization

712 Fifth Avenue, L.P. (A New York Limited Partnership), (the “Partnership”) was formed on March 19, 1998. On June 24, 1998, the Partnership acquired an office building along with its underlying land (the “Property”), which is located in New York City and known as “712 Fifth Avenue”. On January 2, 2015, the Partnership acquired the land underlying the building which was subject to a ground lease for $12,300,000 (including certain fees relating to the acquisition).

On November 24, 2014, as part of an initial public offering transaction Paramount Group Operating Partnership LP (the “OP”), a related party of the Partnership, obtained Forum Associates, L.P’s and Imperial Rental Investments, Inc.’s respective 7.35% and 4.90% limited partnership interests.  Additionally, the OP obtained ownership in 712 Fifth Avenue G.P., L.L.C. and Milton 712, LLC, giving the OP a 50% effective ownership in the Partnership.

2.Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain prior year balances have been reclassified to conform to the current year presentation.

Rental Property

Rental property is carried at cost, net of accumulated depreciation. Betterments, major renovations and certain costs directly related to the improvement of rental property are capitalized. In the event that facts and circumstances indicate that the carrying value of rental property may be impaired, an evaluation of recoverability is prepared. Impairment is determined by calculating the sum of the estimated undiscounted future cash flows, including the projected undiscounted future net proceeds from the sale of the Property. In the event such sum is less than the depreciated cost of the Property, the Property will be written down to the estimated fair market value.

Depreciation and Amortization

The building is depreciated by the straight-line method over an estimated useful life of 39 years.

Building improvements and equipment are depreciated by the straight-line method over their estimated useful lives ranging from 5 to 39 years.

Tenant improvements are amortized by the straight-line method over the terms of the related leases.

Deferred leasing commissions and deferred lease buyout costs, which represent costs incurred in obtaining new tenants, are amortized by the straight‑line method over the terms of the related leases.

Deferred financing costs are amortized by the straight‑line method, which approximates the effective interest method, over the term of the related loan.

Repairs and maintenance are charged to expense as incurred.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments purchased with an original maturity of three months or less.

712 FIFTH AVENUE, L.P.

(A NEW YORK LIMITED PARTNERSHIP)

NOTES TO FINANCIAL STATEMENTS

Restricted Cash

Restricted cash consists of tenant security deposits and at December 31, 2014 also consisted of monies escrowed for the purchase of the ground lease.

Rental Income

Rental income is recognized on a straight-line basis over the lives of the respective leases. Deferred rent receivable reflects rental income recognized in excess of payments due.

Tenant Reimbursement Income

Tenant reimbursement income (principally for increases in operating expenses and real estate taxes) is recognized in the same period as the expenses are incurred.

Derivative Instruments and Hedging Activities

Derivatives are recorded on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

Income Taxes

The Partnership, itself, is not subject to Federal or state income taxes. The taxable income or loss applicable to the operations of the Partnership is included in the income tax returns of the partners. Generally, New York City imposes an unincorporated business tax on partnerships engaged in a trade or business in New York City. However, there is an exemption from this tax for income generated by an entity that acquires, holds, and disposes of real estate assets for its own account. The Partnership qualifies for this exemption and files tax returns that reflect this exemption accordingly. Further, partners’ net assets reflected in the accompanying financial statements differ from amounts reported in the Partnership’s federal income tax return because of differences between U.S. GAAP and Federal income tax basis of accounting.

The Partnership files income tax returns on a Federal basis and for various state and local jurisdictions. The Partnership uses a more-likely-than-not threshold to determine whether or not a tax position should be recognized and reflected in a tax return. Tax filings, which are within the statute of limitations, can be chosen for examination by the tax authorities. The Partnership assessed its tax position(s) for all Federal and state tax years of 2012 through 2015, as these years are still open within the various statutes of limitations. It concluded that it has no material uncertain tax liabilities to be recognized at this time.

The Partnership’s policy is, if necessary, to account for interest and penalties related to uncertain tax positions as a component of its income tax provision. Also, the Partnership adopted the Income Taxes topic of the Codification (“ASC 740”) on January 1, 2009, which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements, and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which establishes a single revenue recognition model for all entities, regardless of industry.  ASU 2014-09 requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  It also requires certain additional disclosures.  ASU 2014-09 is effective for us as of January 1, 2019, and we are currently evaluating the impact it will have on their financial statements.

712 FIFTH AVENUE, L.P.

(A NEW YORK LIMITED PARTNERSHIP)

NOTES TO FINANCIAL STATEMENTS

In April 2015, the FASB issued an update (“ASU 2015-03”) Simplifying the Presentation of Debt Issuance Costs to ASC Topic 835, Interest – Imputation of Interest.  ASU 2015-03 requires an entity to present debt issuance costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset.  Amortization of debt issuance costs will continue to be reported as interest expense.  ASU 2015-03 is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2016.  In August 2015, the FASB issued an update (“ASU 2015-15”) Interest – Imputation of Interest (Subtopic 835-30):  Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements – Amendments to SEC Paragraphs Pursuant to Staff Announcement at 18 June 2015 EITF Meeting.  ASU 2015-15 clarifies the exclusion of line-of-credit arrangements from the scope of ASU 2015-03.  Therefore, debt issuance costs related to line-of-credit arrangements can be deferred and presented as an asset that is subsequently amortized over the time of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement.  The adoption of these updates on January 1, 2017 will not have a material impact on these financial statements.

3.Related Party Transactions

The Property is managed by a subsidiary of the OP (the “Affiliate”). Management fee charges, included in building operating expenses, totaled approximately $1,839,000 and $192,000 for the year ended December 31, 2015 and period from November 24, 2014 to December 31, 2014 (unaudited), respectively.  In addition, the Partnership was charged an annual asset management fee of $100,000 and $10,000 for the year ended December 31, 2015 and period from November 24, 2014 to December 31, 2014 (unaudited), respectively. The Partnership was also charged approximately $115,000 and $20,000 for the year ended December 31, 2015 and period from November 24, 2014 to December 31, 2014 (unaudited), respectively, by the Affiliate for services provided during the year based on costs incurred for building improvements and tenant improvements. The Partnership was charged approximately $254,000 and $0 for the year ended December 31, 2015 and period from November 24, 2014 to December 31, 2014 (unaudited), respectively, by the Affiliate for leasing services provided.

4.Mortgage Note Payable

On March 27, 2008, the Partnership obtained a $160,000,000 loan secured by a mortgage (the “Loan”). The proceeds from the Loan were used to satisfy the existing $144,106,000 mortgage loan. Subject to certain conditions, the Loan has two earn out advances, which in aggregate with the initial loan cannot exceed $285,000,000. On June 27, 2008, the Partnership increased the Loan by $65,000,000 (the “First Earn-out Advance”). The proceeds from the First Earn-out Advance were distributed to the partners.

The Loan matures on March 27, 2018 and requires interest-only payments on a quarterly basis. Interest rates for the Loan have been divided into four tranches having variable interest rates and fixed by interest rates swap transactions (the “Swaps”). The interest rate tranches as of December 31, 2015 and 2014 (unaudited) are as follows:

(Amounts in thousands, except percentages)		Rate As of December 31,
Tranche Amount		2015	2014 (unaudited)

$96,000	(1)	5.59%	5.59%
64,000	(2)	2.22%	5.21%
39,000	(1)	6.24%	6.24%
26,000	(2)	2.10%	6.06%
$225,000		4.34%	5.65%

(1) The Swaps on these tranches expire on March 27, 2018. See Note 5, Interest Rate Swaps for more details.
(2) The Swaps on these tranches expired on March 27, 2015. See Note 5, Interest Rate Swaps for more details.

The Partnership must test the Loan to Value (“LTV”) ratio on every second anniversary throughout the term of the Loan and if the LTV ratio exceeds 70%, the Partnership must deposit cash into a segregated, restricted account (the “Ratio Reserve”) in an amount sufficient to bring the LTV ratio to 70%.  As of December 31, 2015 and 2014 (unaudited), the Partnership has not deposited any cash in the Ratio Reserve.

712 FIFTH AVENUE, L.P.

(A NEW YORK LIMITED PARTNERSHIP)

NOTES TO FINANCIAL STATEMENTS

The Loan allows for an unsecured revolving line of credit (the “Credit Facility”) in the amount of $30,000,000 to be used for leasing of space at the Property. The Credit Facility has a variable interest rate of LIBOR plus 1.85% margin (2.9619% as of December 31, 2015) and matures on March 27, 2018.  As of December 31, 2015 and 2014 (unaudited), the Partnership has borrowed $21,500,000 against the Credit Facility.

Pursuant to the Loan, the Partnership may be required to establish a leasing reserve (“Tenant Allowance Reserve”) based on the number of square feet not subject to qualified leases, as defined.  As of December 31, 2015 and 2014 (unaudited), the Partnership was not required to establish a Tenant Allowance Reserve.

Pursuant to the Loan, certain covenants restrict the sale of assets and limit future borrowings. In addition, the Partnership is required to satisfy certain ratios concerning indebtedness to value of the property, debt service coverage, and reserves for vacant space. At December 31, 2015, the Partnership was in compliance with all financial covenants.

In connection with the Loan, the Partnership incurred approximately $4,021,000 in financing costs. These costs have been capitalized and are being amortized using the straight-line method, which approximates the effective interest method, over the term of the Loan.

5.Interest Rate Swaps

The Partnership entered into interest rate swap transactions with the financial institution which issued the Loan to reduce the impact of changes in the interest rates on the Loan. The interest rate swaps are required to be accounted for as derivatives and stated at fair value pursuant to ASC 815, Derivatives and Hedging.

As summarized below, the Partnership has recorded the fair values of the Swaps as of December 31, 2015 and December 31, 2014 (unaudited) and the carrying amounts are reflected in the balance sheets in “interest rate swap liabilities”.  For the year ended December 31, 2015 and period from November 24, 2014 to December 31, 2014 (unaudited), the unrealized gains are reflected in the statements of operations in “Unrealized gain on interest rate swaps”.

(Amounts in thousands)		2015		2014 (unaudited)
Notional Amount		Carrying Amount	Unrealized Gain	Carrying Amount	Unrealized Gain (unaudited)

$96,000		$6,107	$2,272	$8,379	$627
64,000	(1)	-	527	527	251
39,000		3,038	1,162	4,200	282
26,000	(1)	-	263	263	125
$225,000		$9,145	$4,224	$13,369	$1,285

(1) On March 27, 2015 the Swaps on these tranches expired in accordance with their scheduled maturities.

6.Partners’ Deficit

The partnership agreement provides that distributions of cash shall be made in accordance with the budget as approved by the general partners. Distributions shall be made to the partners pro rata in accordance with their ownership interests and, to the extent available shall include sufficient funds for the partners to pay any federal, state or local income taxes due to their proportionate share of Partnership income or loss.

Allocations of net profit or loss of the Partnership are allocated among the partners in accordance with their ownership interests. The partnership agreement in certain instances prohibits the allocation of losses to a partner to the extent that such an allocation would create or increase a negative capital account as defined in the partnership agreement.

712 FIFTH AVENUE, L.P.

(A NEW YORK LIMITED PARTNERSHIP)

NOTES TO FINANCIAL STATEMENTS

7.Rental Income

The Partnership leases office, commercial and storage space in the building to tenants through operating leases expiring over the next 13 years.

The leases require fixed minimum monthly payments over the terms of the leases and also adjustments to rent based on increases in real estate taxes, operating expenses, and utility usage.

A major tenant’s lease, occupying 15.8% of the building expires February 28, 2021.

The following is a schedule of future minimum rentals on non-cancelable operating leases as of December 31, 2015:

(Amounts in thousands)
2016	$49,835
2017	47,939
2018	41,896
2019	38,383
2020	33,516
Thereafter	94,958

In 2015, tenants at the Property terminated their leases prior to the lease expiration date resulting in termination income of approximately $622,000.

8.Ground Lease Commitment

The Partnership was committed under a long-term ground lease and installment sales contract (the “Lease Agreement”) which expired January 2015 for a portion of the land on which the Property is located. On January 2, 2015, the Partnership acquired the land underlying the building which was subject to a ground lease for $12,300,000 (including certain fees relating to the acquisition).

9.Fair Value Measurement

In accordance with the authoritative guidance on fair value measurements and disclosures under U.S. GAAP, the Partnership has categorized its investments and financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy as follows:

Level I — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities.

Level II — Observable prices that are based on inputs not quoted in active markets, but corroborated by market data.

Level III — Unobservable inputs are used when little or no market data is available.

The fair value hierarchy gives the highest priority to Level I inputs and the lowest priority to Level III inputs. In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider counterparty credit risk in our assessment of fair value. Financial liabilities measured at fair value as of December 31, 2015 and December 31, 2014 (unaudited) presented below are all Level II based on their level in the fair value hierarchy.

(Amounts in thousands)	2015	2014 (unaudited)
Level II - Interest rate swap liabilities	$9,145	$13,369

712 FIFTH AVENUE, L.P.

(A NEW YORK LIMITED PARTNERSHIP)

NOTES TO FINANCIAL STATEMENTS

10.Fair Value of Financial Instruments

In accordance with the requirements of ASC 820, Fair Value Disclosures, the estimated fair value amounts have been determined by the Partnership using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value.

Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Partnership could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Financial liabilities that are not measured at fair value in our financial statements consist of the mortgage note and credit facility payables.  Estimates of the fair value of these instruments are determined by the standard practice of modeling the contractual cash flows required under the instrument and discounting them back to their present value at the appropriate current risk adjusted interest rate, which is provided by a third-party specialist.  For floating rate debt, we use forward rates derived from observable market yield curves to project the expected cash flows we would be required to make under the instrument.  The fair value of our secured debt is classified as Level 2.  The table below summarizes the carrying amounts and fair value of these financial instruments as of December 31, 2015 and December 31, 2014 (unaudited).

	2015		2014 (unaudited)
(Amounts in thousands)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Mortgage note payable	$225,000	$223,519	$225,000	$223,185
Credit facility payable	21,500	21,779	21,500	21,984
	$246,500	$245,298	$246,500	$245,169

Cash and Cash Equivalents, Tenant’s Security Deposits, Accounts Receivable, Other Assets, Accounts Payable and Accrued Expenses, Tenants’ Security Deposits Payable, and Other Liabilities — The carrying amounts of these items are a reasonable estimate of their fair values due to their short-term nature.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2015 and December 31, 2014 (unaudited). Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

11.Commitments and Contingencies

In the normal course of business, from time to time, the Partnership is involved in legal proceedings relating to the ownership and operations of the Partnership's properties. Management believes the insurance policies the Partnership has in place would be sufficient to cover any such exposures.  In management's opinion, the liabilities, if any, that may ultimately result from such legal actions which are not covered by the insurance policy will not have a material effect on the Partnership's combined financial position, results of operations or liquidity. Related commitments for tenant improvements and capital expenditures are $3,316,000 and $481,000 as of December 31, 2015 and 2014 (unaudited), respectively.

12.Subsequent Events

The Partnership has evaluated all events or transactions occurring subsequent to December 31, 2015 and through February 25, 2016, the date the financial statements were available to be issued that require consideration as adjustments to, or disclosures in, the financial statements.

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